Filed pursuant to Rule 433

Registration No. 333-168062

Issuer Free Writing Prospectus

Dated September 7, 2010

Canadian Imperial Bank of Commerce

US$1,500,000,000 1.450% SENIOR NOTES DUE 2013

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Title of Securities:	1.450% Senior Notes due 2013 (the “Securities”) issued by way of a public offering in the United States pursuant to a Base Shelf Prospectus dated July 14, 2010, and a Prospectus Supplement dated September 7, 2010.

Aggregate Principal Amount Offered:	US$1,500,000,000

Maturity Date:	September 13, 2013

Price to Public:	99.886% per and accrued interest, if any

Coupon (Interest Rate):	1.450%

Re-offer Yield:	1.489%

Spread to Benchmark Treasury:	T + 75 basis points

Benchmark Treasury:	0.750% due 08/15/13

Benchmark Treasury Yield:	0.739% (0.750% due 08/15/13)

Interest Payment Dates:	March 13 and September 13 of each year, commencing on and from March 13, 2011

Trade Date:	September 7, 2010

Settlement Date:	September 14, 2010; T+5

CUSIP:	136069DP3

ISIN:	CA136069DP34

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. CIBC World Markets Corp. J.P. Morgan Securities LLC

Co-Managers:

Banc of America Securities LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Morgan Stanley & Co. Incorporated

UBS Securities LLC

Wells Fargo Securities, LLC

Underwriter	Principal Amount of Senior Notes to Be Purchased

Barclays Capital Inc.	US$315,000,000

Citigroup Global Markets Inc.	US$315,000,000

CIBC World Markets Corp.	US$277,500,000

J.P. Morgan Securities LLC	US$277,500,000

Banc of America Securities LLC	US$45,000,000

Credit Suisse Securities (USA) LLC	US$45,000,000

Deutsche Bank Securities Inc.	US$45,000,000

HSBC Securities (USA) Inc.	US$45,000,000

Morgan Stanley & Co. Incorporated	US$45,000,000

UBS Securities LLC	US$45,000,000

Wells Fargo Securities, LLC	US$45,000,000

Total	US$1,500,000,000

The Bank has filed a registration statement (File No. 333-168062) (including a base shelf prospectus dated July 14, 2010) and a preliminary prospectus supplement dated September 7, 2010 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Barclays Capital Inc. toll-free at (888) 603-5847 or CIBC World Markets Corp. toll-free at (800) 282-0822 or Citigroup Global Markets Inc. toll-free at (877) 858-5407 or J.P. Morgan Securities LLC collect at (212) 834 4533.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.